FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2003

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Stock Dividend	3

"TELEFÓNICA, S.A.", in accordance with that stated in article 82 of the Spanish Stock Market Law, hereby announces the following.

SIGNIFICANT EVENT

The Standing Committee of the Board of Directors of Telefonica, S.A. at its meeting held on February 12th, 2003 has declared the Company's share capital to have increased in the amount of Euros 97,213,225, through the issue of 97,213,225 ordinary shares that has been allocated free of charge to shareholders with the charge made to freely disposable reserves.

At this same meeting, the Standing Committee has resolved to execute the second capital increase on the Company's share capital, to be charged to freely disposable reserves, as approved by the Annual General Shareholders' Meeting of April 12th, 2002, through the issuance of the 99,157,490 of new ordinary Company shares, of the same series and carrying the same rights as those currently outstanding, with a nominal value of one euro each.

This capital increase shall be effected wholly subject to the conditions established in the resolution corresponding to point V, paragraphs C) and D), of the Agenda of the Annual General Shareholders' Meeting of April 12th, 2002, and the new shares shall be issued in accordance with the provisions of the Stock Market Law 24/1988 of July 28 (Ley del Mercado de Valores) and other pertinent regulations.

For this purpose, once the procedures established by law to satisfy the prior legal requirements in order to execute the capital increase have been fulfilled, the corresponding announcement shall be published in the Official Gazette of the Mercantile Register ("Boletin Oficial del Registro Mercantil"), thus marking the start of the period of free allocation of the new shares in the ratio of one new share for every fifty old shares held. In order to achieve this, Company shareholders will be those natural or juridical persons who at the close of the day immediately prior to the date of the beginning of the free allocation period, appear as the holders of Company shares on the accounting registers of the member entities of the Spanish Securities Settlement and Clearance Service ("Servicio de Compensacion y Liquidacion")

The period of free allocation shall be fifteen days, during which time the right to free allocation corresponding to shareholders may be exercised through any member entity of the Spanish Securities Settlement and Clearance Service, and may also be transferred and traded under the same conditions as the shares from which they derive.

The new shares issued will entitle holders to receive the entire amount of the dividends distributed from the time of the ending of the free allocation period.

Lastly, the Company will request as soon as possible the new shares to be admitted to official listing on the markets where the Company's shares are already traded.

Madrid, February 13th , 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	February 13th, 2003	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors